United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

June 26, 2014

Re:	CenturyTouch, Inc. Filed December 24, 2012 File No. 333-185670

Dear Mr. Gibson:

We withdraw our previous request for acceleration of effectiveness dated June 18, 2014. We are hereby requesting acceleration of effectiveness of the above referenced Form S-11, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Friday, June 27, 2014 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced Form S-11, the issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Form S-11 at to the Company’s Securities Counsel at jillian@jilliansidoti.com.

Thank you for your assistance.

Sincerely,

/s/ Eric YK Wong
Eric YK Wong